UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Short Form of Press Release

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐     No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2021

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

By: /s/ Ana Graciela de Méndez

Name: Ana Graciela de Méndez
Title: CFO

BLADEX ANNOUNCES FIRST QUARTER 2021 PROFIT OF $12.8 MILLION, OR $0.32 PER SHARE

PANAMA CITY, REPUBLIC OF PANAMA, May 5, 2021

Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”), a Panama-based multinational bank originally established by the central banks of 23 Latin-American and Caribbean countries to promote foreign trade and economic integration in the Region, today announced its results for the First Quarter (“1Q21”) ended March 31, 2021.

The consolidated financial information in this document has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

FINANCIAL SNAPSHOT

(US$ million, except percentages and per share amounts)	1Q21	4Q20	1Q20
Key Income Statement Highlights
Net Interest Income ("NII")	$18.9	$22.3	$25.8
Fees and commissions, net	$3.0	$2.8	$3.1
Loss on financial instruments, net	$(0.1)	$(0.1)	$(0.4)
Total revenues	$22.0	$25.3	$28.8
Reversal for credit losses	$0.0	$0.3	$0.1
Operating expenses	$(9.1)	$(10.2)	$(10.5)
Profit for the period	$12.8	$15.7	$18.3
Profitability Ratios
Earnings per Share ("EPS") (1)	$0.32	$0.40	$0.46
Return on Average Equity (“ROAE”) (2)	5.0%	6.1%	7.2%
Return on Average Assets (“ROAA”)	0.8%	1.0%	1.1%
Net Interest Margin ("NIM") (3)	1.24%	1.37%	1.59%
Net Interest Spread ("NIS") (4)	1.04%	1.17%	1.16%
Efficiency Ratio (5)	41.6%	40.2%	36.7%
Assets, Capital, Liquidity & Credit Quality
Credit Portfolio (6)	$6,097	$5,946	$5,911
Commercial Portfolio (7)	$5,708	$5,551	$5,832
Investment Portfolio	$389	$395	$79
Total assets	$6,375	$6,289	$6,823
Total equity	$1,037	$1,038	$1,018
Market capitalization (8)	$601	$628	$408
Tier 1 Capital to risk-weighted assets (Basel III – IRB) (9)	26.3%	26.0%	21.8%
Capital Adequacy Ratio (Regulatory) (10)	19.4%	20.2%	19.2%
Total assets / Total equity (times)	6.1	6.1	6.7
Liquid Assets / Total Assets (11)	15.6%	16.7%	19.0%
Credit-impaired loans to Loan Portfolio (12)	0.21%	0.22%	1.16%
Total allowance for losses to Credit Portfolio (13)	0.73%	0.75%	1.73%
Total allowance for losses to credit-impaired loans (times) (13)	4.2	4.2	1.7

BUSINESS HIGHLIGHTS

•	Sequential quarterly Commercial Portfolio growth continues the trend that started last year, up 3% QoQ to reach $5.7 billion, driven by higher loan origination (+5% QoQ), with a continued focus on defensive sectors and stricter credit underwriting standards.

•	During 1Q21, Bladex continues to collect virtually all loan maturities (close to 100% since the onset of Covid-19), evidencing the high quality of the Bank’s borrower base and short-term nature of its business.

•	As of March 31, 2021, Bladex’s credit quality remains sound, with a well-diversified exposure across countries, having 57% of the Commercial Portfolio in investment grade countries, 53% with financial institutions and 18% with sovereign and state-owned corporations. As well, Bladex continues with the downsize of exposures to higher risk sectors since the onset of Covid-19, such as sugar (-46%) and airlines (-67%), now representing 1% and 0.8% of the total portfolio, respectively.

•	As of March 31, 2021, credit-impaired loans (“NPLs”) totaled $11 million, unchanged from the previous quarter, representing 0.2% of the total Loan Portfolio. Total allowance for expected credit losses remained stable with no credit provision charges during the quarter.

•	Bladex maintained a sound and diversified funding structure in 1Q21, supported by the continued growth of its deposit base (+1 QoQ; +29% YoY). In turn, the Bank’s liquidity position remained stable QoQ at $992 million (16% of Total Assets) as of March 31, 2021.

•	Bladex’s Profit for 1Q21 was $12.8 million (-19% QoQ, -30% YoY), mostly due to lower Net Interest Income (NII). The 15% QoQ decrease in NII was mainly driven by lower net lending spreads, returning to pre-Covid levels at 150 bps, partially offset by Credit Portfolio growth and lower liquidity levels. The 27% YoY decrease in NII was mainly impacted by lower Libor-based rates and average lending volumes, still below pre-Covid balances.

•	Fees and commissions income totaled $3.0 million for 1Q21, relatively stable on absolute terms, on steady fees from the Bank’s letters of credit business. Fees from loan syndication business have been impacted since the onset of the Covid-19 pandemic, but this transaction-based business is starting to pick up, as evidenced by the recent execution of a $300 million loan transaction in April of 2021, where Bladex acted as Joint Lead Arranger.

•	Expenses remain closely controlled, down 10% on a sequential quarter basis due to the usual seasonally lower levels of the first quarter of the year. Year-on-year, expenses were down by 13%, mainly on lower personnel expenses related to decreased performance-based variable compensation provision. Efficiency Ratio stood at 41.6%, on lower income generation.

CEO’s Comments

Mr. Jorge Salas, Bladex’s Chief Executive Officer said: “We entered 2021 with a sound credit portfolio with almost zero NPLs, a robust funding structure and a comfortable liquidity position. This is our third consecutive quarter of growth without relaxing credit underwriting standards. The level of our Commercial Portfolio as of March 2021 was close to that of a year ago, but still more than $800 million below the level of December 2019. On the other hand, despite the uncertainty generated by the delayed vaccination campaigns in some of the countries in the Region, we are starting to see clear signals of recovery for the Region. Recently, the International Monetary Fund revised its 2021 growth estimates for Latin America, from 3% to 4.6% and, what is even more relevant for Bladex, the growth estimates for trade have also been revised upwards from 8.2% to 16.2%, mainly driven by higher volumes and higher commodity prices.”

Mr. Salas added: “Bladex’s first quarter results do not yet reflect this recovery, but we are confident that this will happen as the Region’s economies continue on this upward path. The Board’s decision to carry out a Stock Repurchase for up to $60 million, under an Open Market Program, is a testament to that conviction, while, at the same time, providing us with the financial flexibility to respond to both opportunities and challenges in the Region. In addition, the Board maintained the quarterly dividend at $0.25 cents per share, which also reflects Bladex’s financial strength and earnings quality.”

Mr. Salas concluded: “A year later after I joined the Bank, we have an even cleaner balance sheet, an even more committed team and the Board’s mandate to explore different avenues to grow the Bank and return more value to shareholders remains unchanged. Although the Pandemic continues to pose significant challenges for the Region, we believe that the Bank has many opportunities to grow and to increase its products and services offerings. Bladex is well-prepared to navigate 2021 and we look forward to reporting our progress to you in future quarters.”

RECENT EVENTS

▪	Open Market Repurchase Program of up to $60 million: The Bank’s Board of Directors (the “Board”) has authorized a repurchase program of up to $60 million of the Bank’s common stock. The repurchase program is intended to comply with Rule 10b-18 promulgated under the Securities Exchange Act of 1934, as amended (“Rule 10b-18”).
▪	Quarterly dividend payment: The Board approved a quarterly common dividend of $0.25 per share corresponding to the first quarter 2021. The cash dividend will be paid on June 2, 2021, to shareholders registered as of May 17, 2021.
▪	Annual Shareholders’ Meeting Results: At the Annual Shareholders’ Meeting held on April 29, 2021, in Panama City, Panama, shareholders:
-	Elected Mr. Miguel Heras Castro as Director representing Class “E” shares of the Bank’s common stock, and Mrs. Isela Costantini and Mrs. Alexandra M. Aguirre, as Directors representing All Classes of shares of the Bank’s common stock.
-	Approved the Bank’s audited consolidated financial statements for the fiscal year ended December 31, 2020.
-	Ratified KPMG as the Bank’s independent registered public accounting firm for the fiscal year ending December 31, 2021.
-	Approved, on an advisory basis, the compensation of the Bank’s executive officers.
▪	Ratings updates: On April 14, 2021, S&P Global Ratings affirmed the Bank’s global- and national-scale issuer credit ratings at “BBB/A-2” and “mxAAA”, respectively. The outlook was revised to “Stable” from “Negative” on sound asset quality metrics. According to S&P Global Ratings’ view, “Banco Latinoamericano de Comercio Exterior S.A. (Bladex) was able to cope with the COVID-19 breakout thanks to strong capitalization levels and solid risk management, which has enabled it to maintain a healthy and diversified portfolio without erosion of its capital metrics. The stable outlook reflects our expectation that Bladex will withstand the prolonged downside risks from the pandemic thanks to sound capital metrics and manageable asset quality metrics, while it maintains its most relevant credit exposures in countries with lower economic risks.”

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Notes:

-	Numbers and percentages set forth in this earnings release have been rounded and accordingly may not total exactly.

-	QoQ and YoY refer to quarter-on-quarter and year-on-year variations, respectively.

Footnotes:

1)	Earnings per Share (“EPS”) calculation is based on the average number of shares outstanding during each period.

2)	ROAE refers to return on average stockholders’ equity which is calculated on the basis of unaudited daily average balances.

3)	NIM refers to net interest margin which constitutes to Net Interest Income (“NII”) divided by the average balance of interest-earning assets.

4)	NIS refers to net interest spread which constitutes the average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities.

5)	Efficiency Ratio refers to consolidated operating expenses as a percentage of total revenues.

6)	The Bank’s “Credit Portfolio” includes gross loans at amortized cost (or the “Loan Portfolio”), securities at FVOCI and at amortized cost, gross of interest receivable and the allowance for expected credit losses, loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers’ liabilities under acceptances.

7)	The Bank’s “Commercial Portfolio” includes gross loans at amortized cost (or the “Loan Portfolio”), loan commitments and financial guarantee contracts, such as issued and confirmed letters of credit, stand-by letters of credit, guarantees covering commercial risk and other assets consisting of customers’ liabilities under acceptances.

8)	Market capitalization corresponds to total outstanding common shares multiplied by market close price at the end of each corresponding period.

9)	Tier 1 Capital ratio is calculated according to Basel III capital adequacy guidelines, and as a percentage of risk-weighted assets. Risk-weighted assets are estimated based on Basel III capital adequacy guidelines, utilizing internal-ratings based approach or “IRB” for credit risk and standardized approach for operational risk.

10)	As defined by the Superintendency of Banks of Panama through Rules No. 01-2015 and 03-2016, based on Basel III standardized approach. The capital adequacy ratio is defined as the ratio of capital funds to risk-weighted assets, rated according to the asset’s categories for credit risk. In addition, risk-weighted assets consider calculations for market risk and operating risk.

11)	Liquid assets refer to total cash and cash equivalents, consisting of cash and due from banks and interest-bearing deposits in banks, excluding pledged deposits and margin calls; as well as highly rated corporate debt securities (above ‘A-‘). Liquidity ratio refers to liquid assets as a percentage of total assets.

12)	Loan Portfolio refers to gross loans at amortized cost, excluding interest receivable, the allowance for loan losses, and unearned interest and deferred fees. Credit-impaired loans are also commonly referred to as Non-Performing Loans or NPLs.

13)	Total allowance for losses refers to allowance for loan losses plus allowance for loan commitments and financial guarantee contract losses and allowance for investment securities losses.

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SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by words such as: “anticipate”, “intend”, “plan”, “goal”, “seek”, “believe”, “project”, “estimate”, “expect”, “strategy”, “future”, “likely”, “may”, “should”, “will” and similar references to future periods. The forward-looking statements in this press release include the Bank’s financial position, asset quality and profitability, among others. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual performance and results are subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the coronavirus (COVID-19) pandemic and government actions intended to limit its spread; the anticipated changes in the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for expected credit losses; the need for additional allowance for expected credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ABOUT BLADEX

Bladex, a multinational bank originally established by the central banks of Latin-American and Caribbean countries, began operations in 1979 to promote foreign trade and economic integration in the Region. The Bank, headquartered in Panama, also has offices in Argentina, Brazil, Colombia, Mexico, and the United States of America, and a Representative License in Peru, supporting the regional expansion and servicing its customer base, which includes financial institutions and corporations.

Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include: central banks and state-owned banks and entities representing 23 Latin American countries; commercial banks and financial institutions; and institutional and retail investors through its public listing.

CONFERENCE CALL INFORMATION

There will be a conference call to discuss the Bank’s quarterly results on Wednesday, May 5, 2021 at 11:00 a.m. New York City time (Eastern Time). For those interested in participating, please dial 1-877-271-1828 in the United States or, if outside the United States, 1-334-323-9871. Participants should use conference passcode 68251167, and dial in five minutes before the call is set to begin. There will also be a live audio webcast of the conference at http://www.bladex.com. The webcast presentation will be available for viewing and downloads on http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion and will remain available for 60 days. Please dial (877) 919-4059 or (334) 323-0140 and follow the instructions. The replay passcode is: 37768534.

For more information, please access http://www.bladex.com or contact:

Mrs. Ana Graciela de Méndez

Chief Financial Officer

Tel: +507 210-8563

E-mail address: amendez@bladex.com

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